Exhibit 2.2
Dated 18 May 2006
TRM COPY CENTERS (USA) CORPORATION
and
DIGITAL 4 CONVENIENCE PLC

SHARE PURCHASE AGREEMENT

asb law
Innovis House
108 High Street
Crawley
RH10 1AS
Tel: + 44 1292 603603
Fax: + 44 1293 603666
Ref: 487005/3/BJG

THIS AGREEMENT made the 18 day of May Two thousand and six
BETWEEN
(1)	TRM Copy Centers (USA) Corporation incorporated and registered in the State of Oregon with US Federal Identity number 93-0815647 whose address is at 5208 N.E. 122nd Avenue, Portland, Oregon USA 97230-1074 (the Seller)
(2)	Digital 4 Convenience PLC incorporated and registered in England and Wales with company number 5236099 whose registered office is at 3 The Grove, Chipperfield Road, Kings Langley, Hertfordshire WD4 9JF (the Buyer)
RECITALS
The Seller has agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this Agreement
IT IS AGREED THAT
1	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this Agreement

“Accounts”	the financial statements of the Company as at and to the Accounts Date, comprising the individual accounts of the Company, the balance sheet, profit and loss account (copies of which are attached to the Disclosure Letter)

“Accounts Date”	31 December 2005

“Aggregate Meter Readings”	the sum of all Meter Readings to be calculated by the Seller prior to the Completion Date

“Assets”	those assets to be listed at Schedule 6 on Completion

“Assumptions”	The factual statements contained in Schedule 5

“ATM Transfer Agreement”	the agreement between the Company and TRM (ATM) Limited to be executed immediately prior to Completion

“Book Debts”	the current debtors of the Company as at Completion to be assigned to TRM (ATM) Limited immediately prior to Completion pursuant to the ATM Transfer Agreement and collected pursuant to Clause 8.1 of this Agreement

“Business Day”	a day (other than a Saturday, Sunday or public holiday) when banks in the City of London are open for business

“Buyer’s Solicitors”	Sherrards Solicitors, 45 Grosvenor Road, St Albans, Hertfordshire AL1 3AW

“CAA 2001”	the Capital Allowances Act 2001

“Cash at Bank”	cash in all accounts of the Company including any monies held on deposit at the Completion Date

“Claim and Substantiated Claim”	have the meanings set out respectively in clause 6 (Limitations on claims)

“Company”	TRM Copy Centres (U.K.) Limited, a company incorporated and registered in England and Wales with company number 3220922 whose registered office is at 1a Meadowbrook, Crawley, West Sussex RH10 9SA further details of which are set out in Part 1 of Schedule 1 (Particulars of the Company)

“Companies Acts”	the Companies Act 1985 and the Companies Act 1989

“Completion”	completion of the sale and purchase of the Sale Shares in accordance with this Agreement

“Completion Date”	25th May 2006 or any other date agreed in writing by the Seller and the Buyer

“Conditions”	the conditions set out in Schedule 8

“Connected”	in relation to a person, has the meaning contained in section 839 of the ICTA 1988

“Control”	in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a) by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

and a “Change of Control” occurs if a person who controls any body corporate ceases to do so or if another person acquires control of it

“Copier Business”	the provision of photocopiers by the Company to commercial businesses for the purposes of extracting ongoing revenue

“Customer”	a business or individual party to a Customer Contract

“Customer Contracts”	all contracts between the Company and its customers as at Completion in respect of the Copier Business

“Director”	each person who is a director of the Company, the names of whom are set out in Part 1 of Schedule 1 (Particulars of the company)

“Disclosed”	fully and fairly disclosed in or under the Disclosure Letter

“Disclosure Letter”	the letter from the Seller to the Buyer with the same date as this Agreement and described as the disclosure letter, including the bundle of documents attached to it (“Disclosure Bundle”) as may be re-issued and updated on Completion

“Employees”	All of the employees of the Company whose contracts of employment will transfer to TRM (ATM) Limited pursuant to the ATM Transfer Agreement

“Encumbrance”	any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, interest, title, retention or any other security agreement or arrangement

“Equipment Leases”	the third party equipment leases between the Company and the Lessors details of which are to be set out in Schedule 9 on Completion

“Excluded Assets”	the Property Leases, Cash at Bank, Parts, Book Debts and all right and title to the Telephone Number, and all rights in any signage, branding and promotional materials relating to the Assets

“FSMA”	the Financial Services and Markets Act 2000

“Group”	in relation to a company (wherever incorporated) that company, any company of which it is a Subsidiary (its holding company) and any other Subsidiaries of any such holding company; and each company in a group is a member of the group

Unless the context otherwise requires, the application of the definition of Group to any company at any time will apply to the company as it is at that time

“Group Relief”	Any or all of the following:

(a) relief surrendered or claimed pursuant to Chapter IV Part X ICTA 1988;

(b) advance corporation tax surrendered or claimed pursuant to section 240 ICTA 1988 (set off of company’s surplus advance corporation tax against subsidiary’s liability to corporation tax);

(c) a Tax refund relating to an accounting period as defined in section 102(3) of the Finance Act 1989 (surrender of company Tax refund etc within group) in respect of which a notice has been given pursuant to section 102(2) of that statute; and

(d) eligible unrelieved foreign Tax surrendered or claimed pursuant to The Double Taxation Relief (Surrender of Relievable Tax within a Group) Regulations 2001

“ICTA 1988”	the Income and Corporation Taxes Act 1988

“IHTA 1984”	the Inheritance Tax Act 1984

“Lessors”	Barclays Technology Finance Limited and First Asset Rentals Limited

“Meter Readings”	the total number of copies made as recorded in the memory of the photocopiers comprised in the Assets

“Memorandum of Understanding”	the memorandum of understanding between the Seller and the Buyer dated 23 March 2006

“Net Revenue”	the average net revenue per calendar month of the Company for the period from 1 November 2005 to 30 April 2006 as set out in paragraph 6 of the Assumptions and incorporating the Aggregate Meter Readings

“Parts”	those parts excluded from the sale and transferred to TRM (ATM) Limited pursuant to the ATM Transfer Agreement

“Property Leases”	the leases described at Schedule 4

“Purchase Price”	the purchase price for the Sale Shares to be paid by the Buyer to the Seller in accordance with clause 3 (Purchase price)

“Retention Sum”	the sum of £100,000 to be held by the Sellers Solicitors for six months following Completion pending notice from the Buyer of any Claim and to be dealt with in accordance with Clause 5.6

“Retention Account”	an interest bearing client account with the Royal Bank of Scotland plc created by the Seller’s Solicitors to hold the Retention Sum in accordance with the terms of this Agreement until the Retention Date

“Retention Date”	the date 20 Business Days after the date falling 6 months following the Completion Date

“Sale Shares”	the one million two hundred and eighty thousand and fifty two ordinary shares of £1 each in the Company, all of which have been issued and are fully paid

“SLA”	an agreement between the Seller and the Company pursuant to which the Seller will provide (or procure the provision of) first and second line service to include response to incoming customer calls to the Company’s help desk within 8 hours and on-site attendance to effect repair to copiers, including the provision of parts within 48 working hours of fault notification.

“Seller’s Solicitors”	ASB Law of Innovis House, 108 High Street, Crawley, RH10 1AS

“Subsidiary”	in relation to a company wherever incorporated (a holding company) means a “subsidiary” as defined in section 736 of the Companies Act 1985 and any other company which is a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company

Unless the context otherwise requires, the application of the definition of Subsidiary to any company at any time will apply to the company as it is at that time

“Tax”	all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction, and any penalty, fine, surcharge, interest, charges or costs relating thereto, and “Taxation” shall have the same meaning

“Taxation Authority”	the Inland Revenue, HM Customs & Excise, HM Revenue & Customs, the Department of Social Security and any other governmental or other authority whatsoever competent to impose any Tax, whether in the United Kingdom or elsewhere

“Tax Warranties”	the Warranties in Part 2 of Schedule 3 (Warranties)

“Telephone Number”	the telephone number 0800 899433

“TCGA 1992”	the Taxation of Chargeable Gains Act 1992

“TMA 1970”	the Taxes Management Act 1970

“Transaction”	the transaction contemplated by this Agreement or any part of that transaction

“VATA 1994”	the Value Added Tax Act 1994

“Warranties”	the representations and warranties in clause 5 (Warranties) and Schedule 3 (Warranties)
1.2	Clause and schedule headings do not affect the interpretation of this Agreement

1.3	A person includes a corporate or unincorporated body

1.4	Words in the singular include the plural and in the plural include the singular

1.5	A reference to one gender includes a reference to the other gender

1.6	A reference to a particular law is a reference to it as it is in force for the time being taking account of any amendment, extension, or re-enactment and includes any subordinate legislation for the time being in force made under it

1.7	Writing or written includes faxes but not e-mail

1.8	Documents in agreed form are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification

1.9	A reference in this Agreement to other documents referred to in this Agreement or similar expression is a reference to the following documents:
1.9.1	the Disclosure Letter; and

1.9.2	the ATM Transfer Agreement
1.10	References to clauses and schedules are to the clauses and schedules of this Agreement; references to paragraphs are to paragraphs of the relevant schedule

1.11	References to this Agreement include this Agreement as amended or varied in accordance with its terms

1.12	References to “Subsidiary” or “Subsidiaries” are references to a Subsidiary or Subsidiaries of the Company

2	SALE AND PURCHASE

On the terms of this Agreement, the Seller shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares with full title guarantee, free from all Encumbrances and together with all rights that attach (or may in the future attach) to them including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this Agreement

2A	CONDITIONS

2A.1	Completion of this Agreement is subject to the Conditions being satisfied or waived by the date and time provided in Clause 2A.4

2A.2	If any of the Conditions are not satisfied or waived by the date and time referred to in Clause 2A.1 and 2A.4, this Agreement shall cease to have effect immediately after that date and time except for:
2A.2.1	the provisions set out in Clause 2A.3; and

2A.2.2	any rights or liabilities that have accrued under this Agreement
2A.3	Clauses 1, 2A, 12, 15, 16, 17 and 22 shall continue to have effect, notwithstanding failure to waive or satisfy the Conditions

2A.4	The Seller and the Buyer shall use all reasonable endeavours to procure that the Conditions are satisfied as soon as practicable and in any event no later than 6pm British Summer Time on the Completion Date

3	PURCHASE PRICE

3.1	The Purchase Price is £2,850,000 subject to adjustment in accordance with the provisions of Clause 3.2 below and payable to the Seller in accordance with Clause 3.3 below.

3.2	The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer for a breach of any Warranty and any amount which the Buyer is entitled to deduct from the Retention Sum pursuant to clause 5.5 of this Agreement on the Retention Date.

3.3	The Purchase Price less any deposit (if any) and less the sum of £591,148.18 being the outstanding liability of the Company to the Lessors under the Equipment Leases shall be paid in cash to the Seller’s Solicitors by the Buyer on Completion.

3.4	The Purchase Price shall be reduced by 1% for every whole 2.25% reduction in Net Revenue (as illustrated below) save that any reduction made shall not exceed £2,850,000:

Net Revenue achieved	Purchase Price payable
£204,750 (100%)	£2,850,000 (100%)
£200,143.12 (97.75%)	£2,821,500 (99%)
£195,536.24 (95.50%)	£2,793,000 (98%)
4	COMPLETION

4.1	Completion shall take place immediately on the Completion Date:
4.1.1	at the offices of the Seller’s Solicitors; or

4.1.2	at any other place or time as agreed in writing by the Seller and the Buyer
4.2	Immediately prior to Completion the Seller shall procure that the Excluded Assets shall be transferred out of the ownership of the Company insofar as it is able to do so save that clause 7 shall apply to the Property Leases.

4.3	At Completion the Seller shall:
4.3.1	deliver or cause to be delivered the documents and evidence set out in Part 1 of Schedule 2;

4.3.2	procure that a board meeting of the Company is held at which the matters identified in Part 2 of Schedule 2 are carried out; and

4.3.3	deliver any other documents referred to in this Agreement as being required to be delivered by the Seller
4.4	At Completion the Buyer shall:
4.4.1	pay the Purchase Price by telegraphic transfer to the Seller’s Solicitors (who are irrevocably authorised to receive the same) and otherwise in accordance with clause 3.1. Payment made in accordance with this clause shall constitute a valid discharge of the Buyer’s obligations under clause 3.1;

4.4.2	deliver a certified copy of the resolution(s) passed by the shareholders of the Buyer authorising the Transaction; and

4.4.3	deliver a certified copy of the resolution adopted by the board of directors of the Buyer authorising the Transaction and the execution and delivery by the officers specified in the resolution of this Agreement, and any other documents referred to in this Agreement as being required to be delivered by it
4.5	As soon as possible after Completion the Seller shall send to the Buyer (at the Buyer’s registered office for the time being) all records, correspondence, documents, files, memoranda and other papers relating to the Company not required to be delivered at Completion

5	WARRANTIES
5.1	The Buyer is entering into this Agreement on the basis of, and in reliance on, the Warranties

5.2	The Seller warrants and represents to the Buyer that each Warranty is true on the date of this Agreement and on Completion except as Disclosed

5.3	Warranties qualified by the expression so far as the Seller is aware (or any similar expression) are deemed to be given to the best of the knowledge, information and belief of the Seller after it has made careful enquiries and having used its reasonable endeavors to substantiate such statements are true when made (except as Disclosed);

5.4	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this Agreement

5.5	With the exception of the matters Disclosed, no information of which the Buyer and/or its agents and/or advisers has knowledge (actual, constructive or imputed) which could have been discovered (whether by investigation made by the Buyer or made on its behalf) shall prejudice or prevent a Claim or reduce any amount recoverable thereunder

5.6	Retention
5.6.1	The parties hereto agree that the Retention Sum shall as from Completion be placed in the Retention Account and shall be dealt with as described in this clause and shall be subject to the provisions of this Agreement.

5.6.2	The Retention Sum shall be held in the Retention Account until the Retention Date and thereafter as provided by this clause, and if no reduction has been made in accordance with clause 5.6.3 the Retention shall forthwith be released to the Seller.

5.6.3	There shall be paid to the Buyer any amount arising from a Claim (if any) which shall be deducted from the Retention Sum.

5.6.4	Where there is a balance remaining in the Retention Account after the deduction of such sums referred to in clause 5.6.3 then such sum shall be payable forthwith from the Retention Sum to the Seller as it may direct.

5.6.5	Upon the release of the whole or any part of the Retention Sum to the Seller the Seller shall be entitled to any interest which has accrued pro rata to the amounts so released, but otherwise the Buyer shall be entitled to all such interest.

5.6.6	For the purposes of this clause 5.6, the Seller and the Buyer irrevocably instructs the Seller’s Solicitors to sign any withdrawal form or other document to give effect to the provisions of this clause.
6	LIMITATIONS ON CLAIMS

6.1	The definitions and rules of interpretation in this clause apply in this Agreement

“Claim”	a claim for breach of any of the Warranties

“Substantiated Claim”	a Claim in respect of which liability is admitted by the party against whom such Claim is brought, or which has been adjudicated on by a Court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal
A Claim is connected with another Claim or Substantiated Claim if they all arise out of the occurrence of the same event or relate to the same subject matter

6.2	This clause limits the liability of the Seller in relation to any Claim

6.3	The liability of the Seller for all Substantiated Claims when taken together shall not exceed £350,000

6.4	The Seller shall not be liable for a Claim unless:

6.4.1	the amount of a Substantiated Claim, or of a series of connected Substantiated Claims of which that Substantiated Claim is one, exceeds £1,000; and

6.4.2	the amount of all Substantiated Claims that are not excluded under clause 6.4.1 when taken together, exceeds £10,000, in which case the whole amount (and not just the amount by which the limit in this clause 6.4.2 is exceeded) is recoverable by the Buyer
6.5	The Seller is not liable for any Claim to the extent that the Claim:
6.5.1	relates to matters Disclosed; or

6.5.2	relates to any matter specifically and fully provided for in the Accounts
6.6	The Seller is not liable for a Claim unless the Buyer has given the Seller notice in writing of the Claim, summarising the nature of the Claim as far as it is known to the Buyer and the amount claimed is within the period of 6 months beginning with the Completion Date
6.7	Nothing in this clause 6 applies to a Claim that arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by the Seller, its agents or advisers

7	ASSIGNMENT OF PROPERTY LEASES, COVENANT & INDEMNITIES
7.1	The Buyer agrees to procure that the Property Leases are properly assigned at the Seller’s cost to TRM (ATM) Limited (“ATM”) as soon as possible following Completion
7.2	Prior to Completion the Seller shall use all reasonable endeavours to obtain the grant of any reversioner’s licences necessary to enable the Property Leases to be assigned and to assist with the obtaining of such licences the Seller shall procure that ATM shall supply such information and references as may be required by the reversioner pursuant to the Property Leases and, where required by the Property Leases, the Seller will procure that ATM will covenant direct with the reversioner to pay the rents and observe and perform the covenants contained in the Property Leases

7.3	Where the reversioner’s licence is required to enable the Property Leases to be assigned but such licence is not obtained on or before Completion the provisions of this paragraph shall apply from and including Completion to the assignment of the Property Leases to ATM
7.3.1	the Buyer will procure that ATM may enter the property demised by the Property Leases and occupy it as licensee of the Company and the Company shall hold the Property Leases upon trust for the ATM

7.3.2	the Seller will procure that ATM will pay for and reimburse the Company in respect of all rates, water rates, insurance premiums, telephone, electricity and gas charges and other outgoings of an annual or recurring nature (apportioned on a day to day basis)

7.3.3	the Seller will procure that ATM will pay to the Company amounts equal to the rents reserved by the Property Leases as and when the rents fall due pursuant to the Property Leases and any other sum or sums payable thereunder and shall act or conduct itself in such a manner that the covenants, obligations, conditions and stipulations (other than for the payment of rents and any other sums and against alienation without prior consent) on the part of the tenant contained in the Property Leases are fully observed and performed and shall indemnify the Company against any breach, non-observance, or non-performance of those covenants, obligations, conditions and stipulations (save as aforesaid) and all costs, claims, damages, liabilities, expenses or losses arising out of or in connection thereto

7.3.4	the Seller shall procure that ATM shall bear all third party, public liability and employer’s liability risks attached to the occupation and use of the Property Leases and shall indemnify the Company against them
7.4	Forthwith upon the grant of the reversioner’s licence to the assignment of the Property Leases such assignment shall be completed and the Buyer shall procure that the Company shall assign or transfer as appropriate the Property Leases to ATM with full title guarantee

7.5	The Seller agrees to indemnify the Buyer against all claims, costs and liabilities indirectly or directly incurred in respect of the Property Leases and in respect of the transfer of the Employees or any of the Excluded Assets pursuant to the ATM Transfer Agreement

7.6	The Seller agrees to indemnify the Buyer against all claims, costs and liabilities indirectly or directly incurred as tax penalties or charges for late returns as specifically Disclosed in the Disclosure Letter

8	DEBT COLLECTION, PARTS SERVICE COVER, SIGNAGE & TELEPHONE NUMBER

8.1	The Buyer acknowledges that pursuant to the ATM Transfer Agreement title to the Book Debts has been assigned to TRM (ATM) Limited and the Buyer agrees with the Seller to permit a duly authorized nominee of the Seller (granting all necessary rights of access and inspection) to:
8.1.1	Confirm the Aggregate Meter Readings within four (4) Business Days from the date of this Agreement;

8.1.2	Collect as agent for the Company and retain for the benefit of TRM (ATM) Limited all Book Debts that may be recovered for a period of sixty (60) Business Days from the Completion Date (“the Collection Period”)
8.2	The Seller agrees that following the expiry of the Collection Period the Buyer shall be entitled to retain all Book Debts that are not subject to a payment plan agreed in writing between the Buyer and the Seller and put in place by the Seller with any book debtor during or prior to the Collection Period which shall be retained for the benefit of TRM (ATM) Limited
8.3	The Seller agrees to provide all details as may be reasonably required by the Buyer in respect of the payment plans envisaged pursuant to clause 8.2

8.4	The Seller acting as agent for the Company agrees to procure (through itself or via its duly authorized nominee) that all service cover required pursuant to the Customer Agreements shall be maintained at the Seller’s cost for a period of 30 calendar days from the Completion Date pursuant to the SLA
8.5	The Buyer agrees with the Seller to procure at the Seller’s cost that the Telephone Number is transferred as soon as practicable following Completion to TRM (ATM) Limited or such other party as the Seller shall nominate
8.6	The Buyer agrees to procure that all signage, branding and promotional materials not relating to the Copier Business be removed from the Assets or otherwise returned to the Seller so far as practicable immediately following Completion as the Seller shall require but for a period of 24 months from the Completion Date the Buyer will be entitled to use such signage, branding and promotional material subject to the terms of a user licence of even date herewith between the Seller and the Buyer.

9	RESTRICTIONS ON THE SELLER
9.1	The Seller covenants with the Buyer that it shall not at any time during the period of 3 years beginning with the Completion Date, in the United Kingdom, carry on or be employed, engaged or interested in any business which would be in competition with any part of the Copier Business carried on at the Completion Date by the Company
9.2	The covenants in this clause 9 are intended for the benefit of the Buyer and the Company and apply to actions carried out by the Seller in any capacity and whether directly or indirectly, on the Seller’s own behalf, on behalf of any other person or jointly with any other person

9.3	Nothing in this clause 9 prevents the Seller from holding for investment purposes only:
9.3.1	any units of any authorised unit trust; or

9.3.2	not more than 5% of any class of shares or securities of any company traded on any internationally recognized stock exchange

9.4	Each of the covenants in this clause 9 is a separate undertaking by the Seller and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in this clause 9.

10	CONFIDENTIALITY AND ANNOUNCEMENTS
10.1	Except so far as may be required by law, and in such circumstances only after prior consultation with the Buyer, the Seller shall not at any time disclose to any person or use to the detriment of the Company this Agreement or any trade secret or other confidential information which it holds in relation to the Company and its affairs

10.2	No party shall make any announcement relating to this Agreement or its subject matter without the prior written approval of the other party except as required by law or by any legal or regulatory authority (in which case the parties shall co-operate, in good faith, in order to agree the content of any such announcement so far as practicable prior to it being made)

11	FURTHER ASSURANCE

11.1	The Seller and the Buyer shall (at the instigator’s expense) promptly execute and deliver all such documents, and do all such things, as the Seller or the Buyer may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement

11.2	The Buyer shall promptly execute and deliver all documents and authorizations that may be required in respect of any Group Relief Filings that the Seller may require to be made following Completion

11.3	The Buyer acknowledges that the Seller may elect to prepare UK statutory accounts for the period from 1 January 2005 through to the Completion Date and following such election submit an extended period tax return in respect of pre-completion Taxation matters of the Company and the Buyer agrees to cooperate and promptly deliver all documents and authorizations as may be required by the Seller to make such election

(including, but not limited to, the extension of the accounting reference date of the Company)

11.4	The Buyer further agrees with the Seller to procure at the Seller’s cost that following completion such third party as the Seller may nominate shall be appointed by the Company for the purpose of completing statutory audit work of the Company for the period 1 January 2005 to 31 December 2005 (or to Completion) and the Buyer shall provide to the Seller or it’s nominee all access to premises and records as may be reasonably required to carry out such work

11.5	The Buyer shall fully cooperate with and grant to the Seller full conduct rights in respect of any onward investigations from any Taxation Authority in respect of pre-completion Taxation matters

11.6	The Buyer shall fully cooperate with and use its reasonable endeavors to procure that the VAT and PAYE function not pertaining to the Copier Business is transferred to TRM (ATM) Limited as soon as reasonably practicable following Completion and it is a condition subsequent of this Agreement that such transfer be completed within 60 calendar days following Completion

11.7	The Seller shall procure that the Bank of America security(dated 19 November 2004 and registered on 30 November 2004) is released as soon as possible following and in any event within 20 days of Completion and that a sealed discharge or release together with a sworn and completed Form 403a (declaring that charge has been released) is filed with Companies House and a copy delivered to the Buyer

11.8	On or before 60 days from the Completion Date, the Seller shall provide to the Buyer a final balance sheet showing the financial position of the Company as at Completion and shall indemnify the Buyer for any sums due from the Company to the Seller as shown on that balance sheet

12	ASSIGNMENT

12.1	Except as provided otherwise in this Agreement, no party may assign, or grant any Encumbrance or security interest over, any of its rights under this Agreement or any document referred to in it

12.2	Each party that has rights under this Agreement is acting on its own behalf

12.3	The Buyer may assign its rights under this Agreement (or any document referred to in this Agreement) but not its obligations to a member of its Group or to any person to whom it transfers the Sale Shares

12.4	If there is an assignment:
12.4.1	the Seller may discharge its obligations under this Agreement to the assignor until it receives notice of the assignment; and

12.4.2	the assignee may enforce this Agreement as if it were a party to it, but the Buyer shall remain liable for any obligations under this Agreement
13	WHOLE AGREEMENT

13.1	This Agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover

13.2	Nothing in this clause 13 operates to limit or exclude any liability for fraud

14	VARIATION AND WAIVER

14.1	Any variation of this Agreement shall be in writing and signed by or on behalf of the parties

14.2	Any waiver of any right under this Agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived

14.3	No failure to exercise or delay in exercising any right or remedy provided under this Agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof

14.4	No single or partial exercise of any right or remedy under this Agreement shall preclude or restrict the further exercise of any such right or remedy

14.5	Unless specifically provided otherwise, rights arising under this Agreement are cumulative and do not exclude rights provided by law

15	COSTS

Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this Agreement, and any documents referred to in it, shall be borne by the party that incurred the costs

16	NOTICE

16.1	A notice given under this Agreement:
16.1.1	shall be in writing;

16.1.2	shall be sent for the attention of the person, and to the address or fax number, specified in this clause 16 (or such other address, fax number or person as each party may notify to the others in accordance with the provisions of this clause 16); and

16.1.3	shall be:
16.1.3.1	delivered personally; or

16.1.3.2	sent by fax; or

16.1.3.3	sent by pre-paid first-class post or recorded delivery; or

16.1.3.4	(if the notice is to be served by post outside the country from which it is sent) sent by airmail
16.2	The addresses for service of notice are:
16.2.1	TRM Copy Centers (USA) Corporation
16.2.1.1	address: 5208 N.E. 122nd Avenue, Portland, Oregon USA 97230-1074

16.2.1.2	for the attention of: the Directors

16.2.1.3	+1 215-832-0078
with a copy to:

TRM Corporation – UK Headquarters
16.2.1.4	address: 1A Meadowbrook, Maxwell Way, Crawley, West Sussex RH10 9SA, England

16.2.1.5	for the attention of: the Company Secretary

16.2.1.6	fax number: +44 1293 585090
16.2.2	Digital 4 Convenience PLC
16.2.2.1	address: P.O. Box 909, Guildford, Surrey, GU4 7WY, England

16.2.2.2	for the attention of: David Marchant

16.2.2.3	fax number: 0870 240 0624
16.3	A notice is deemed to have been received:
16.3.1	if delivered personally, at the time of delivery; or

16.3.2	in the case of fax, at the time of transmission; or

16.3.3	in the case of pre-paid first class post, recorded delivery, 2 Business days from the date of posting; or

16.3.4	in the case of registered airmail, 3 Business Days from the date of posting; or

16.3.5	if deemed receipt under the previous paragraphs of this clause 16.3 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of receipt
16.4	To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of post, that the envelope containing the notice was properly addressed and posted

17	SEVERANCE

17.1	If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force

17.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties

18	AGREEMENT SURVIVES COMPLETION

This Agreement (other than obligations that have already been fully performed) remains in full force after Completion

19	THIRD PARTY RIGHTS

19.1	Subject to clause 19.2, this Agreement and the documents referred to in it are made for the benefit of the parties and their successors and permitted assigns and are not intended to benefit, or be enforceable by, anyone else

19.2	The following provisions are intended to benefit future buyers of the Sale Shares from the Buyer and, where they are identified in the relevant clauses, the Company and the Subsidiaries and shall be enforceable by them to the fullest extent permitted by law:
19.2.1	(Warranties) and Schedule 3 (Warranties), subject to clause 6 (Limitations on claims);

19.2.2	(Restrictions on the seller);

19.2.3	(Confidentiality and announcements); and

19.2.4	(Interest on late payment)
19.3	Each party represents to the other that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement

20	SUCCESSORS

The rights and obligations of the Seller and the Buyer under this Agreement shall continue for the benefit of, and shall be binding on, their respective successors and assigns

21	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document

22	GOVERNING LAW AND JURISDICTION

22.1	This Agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England

22.2	The parties irrevocably agree that the courts of England have non-exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement
AS WITNESS the hands of the parties or their duly authorised representatives the date first above written

SCHEDULE 1
Particulars of the company
Part 1 — The company

Name:	TRM Copy Centres (U.K.) Limited

Registration number:	3220922

Registered office:	1a Meadowbrook, Crawley, West Sussex, RH10 9SA

Issued share capital Amount: Divided into:	1,280,052 1,280,052 Ordinary shares of £1 each

Registered shareholders (and number of Sale Shares held):	TRM Copy Centers (USA) Corporation holds 1,280,052 of the Sale Shares

Beneficial owners of Sale Shares (if different) (and number of Sale Shares beneficially owned):	As registered shareholders

Directors:	Stuart Ashley Dean Kevin Waterhouse Jeffrey Brotman

Secretary:	Daniel Jonathan Lass

Auditor	PricewaterhouseCoopers LLP

Registered charges	A debenture in favour of Bank of America, NA (The Administrative Agent) dated 19 November 2004 and registered on 30 November 2004

A debenture in favour of Barclays Mercantile Business Finance Limited dated 29 July 2002 and registered on 31 July 2002

SCHEDULE 2
Completion
Part 1 — What the Seller shall deliver to the Buyer at Completion
1	At Completion, the Seller shall deliver or cause to be delivered to the Buyer the following documents and evidence:

1.1	transfers of the Sale Shares executed by the registered holders in favour of the Buyer;

1.2	the share certificates for the Sale Shares in the names of the registered holders or an indemnity in the agreed form for any lost certificates;

1.3	in relation to the Company, the statutory registers and minute books (written up to the time of Completion), the common seal, certificate of incorporation and any certificates of incorporation on change of name;
1.3.1	the written resignation, executed as a deed and in the agreed form, of the directors and secretaries of the Company from their offices and employment with the Company;
1.4	the written resignation of the auditors of the Company accompanied in each case by:
1.4.1	a statement that there are no circumstances connected with the auditors’ resignation which should be brought to the notice of the members or creditors of the Company; and

1.4.2	a written assurance that the resignation and statement have been, or will be, deposited at the registered office of the Company (as the case may be) in accordance with section 394 of the Companies Act 1985;
1.5	evidence, in agreed form, that any indebtedness has been discharged;

1.6	a projected draft balance sheet showing the financial position since the Accounts Date as at the Completion Date

Part 2 — Matters for the board meetings at Completion
2	The Seller shall cause a board meeting of the Company to be held at Completion at which the matters set out in this Part 2 of this Schedule 2 shall take place

3	A resolution to register the transfer of the Sale Shares shall be passed at such board meeting of the Company, subject to the transfers being stamped at the cost of the Buyer

4	All directors, secretaries and auditors of the Company shall resign from their offices and employment (with the exception of Kevin Waterhouse who has agreed to remain as a non-executive director of the Company following Completion with the Company and the Subsidiaries with effect from the end of the relevant board meeting

5	The persons the Buyer nominates shall be appointed as directors and secretary of the Company (but not exceeding any maximum number of directors contained in the relevant company’s articles of association). The appointments shall take effect at the end of the board meeting

6	Such auditors as the Buyer shall nominate shall be appointed as the auditors of the Company with effect from the end of the relevant board meeting and such third party as the Seller shall nominate shall be appointed for the purpose of completing statutory audit work from 1 January 2005 to 31 December 2005 (or Completion)

7	The address of the registered office of the Company shall be changed to the address required by the Buyer

8	The accounting reference date of the Company shall be changed to the date required by the Buyer save as may be required by the provisions of Clause 11

SCHEDULE 3
Warranties
Part 1 — General warranties
1	POWER TO SELL THE COMPANY

1.1	The Seller is a corporation duly incorporated and registered in the State of Oregon, has obtained all corporate authorisations and has all requisite power and authority to enter into and perform this Agreement in accordance with its terms and the other documents referred to in it

1.2	This Agreement and the other documents referred to in it constitute (or shall constitute when executed) valid, legal and binding obligations on the Seller in the terms of the agreement and such other documents

1.3	Compliance with the terms of this Agreement and the documents referred to in it shall not breach or constitute a default under any of the following:
1.3.1	any agreement or instrument to which the Seller is a party or by which it is bound; or

1.3.2	any order, judgment, decree or other restriction applicable to the Seller
2	SHARES IN THE COMPANY AND SUBSIDIARIES

2.1	The Sale Shares constitute the whole of the allotted and issued share capital of the Company and are fully paid

2.2	The Seller is the sole legal and beneficial owner of the Sale Shares

2.3	The Company is the sole legal and beneficial owner of the whole allotted and issued share capital of each of the Subsidiaries

2.4	The issued shares of the Subsidiaries are fully paid up

2.5	The Sale Shares and the issued shares of the Subsidiaries are free from all Encumbrances and no commitment has been given to create an Encumbrance affecting the Sale Shares or the issued shares of the Subsidiaries

2.6	No right has been granted to any person to require the Company or any of the Subsidiaries to issue any share capital and no Encumbrance has been created and no commitment has been given to create an Encumbrance in favour of any person affecting any unissued shares or debentures or other unissued securities of the Company or any of the Subsidiaries

3	ASSUMPTIONS

3.1	The Assumptions are true and accurate as at 31 October 2005

4	ASSETS

4.1	The Assets exist and are in the possession of the Company and currently located at the locations set out in the list to be attached as Schedule 7 (List of Site Locations) on Completion

4.2	The Assets are in good working order having regard to their age (fair wear and tear excepted)

4.3	No right of sale or option to purchase in relation to the customer or other third parties exists in regard to the Assets

5	CUSTOMER CONTRACTS

5.1	As far as the Seller is aware the Customer Contracts will remain enforceable immediately following Completion

5.2	As far as the Seller is aware there are no disputes in which the Company is involved in relation to the Customer Contracts

5.3	As far as the Seller is aware there is no material breach by the Company or any customer under the Customer Contracts or any other agreements between the Company and the customers
Part 2 — Tax warranties
6	GENERAL

6.1	All notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments and registrations and any other necessary information submitted by the Company to any Taxation Authority for the purposes of Taxation have been made on a proper basis, were punctually submitted, were accurate and complete when supplied and remain accurate and complete in all material respects and none of the above is, or is likely to be, the subject of any material dispute with any Taxation Authority

6.2	All Taxation (whether of the United Kingdom or elsewhere) for which the Company is or has been liable or is liable to account for has been duly paid (insofar as such Taxation ought to have been paid)

6.3	Neither the Company has made any payments representing instalments of corporation tax pursuant to the Corporation Tax (Instalment Payments) Regulations 1998 in respect of any current or preceding accounting periods and is not under any obligation to do so

6.4	Neither the Company has paid within the past seven years ending on the date of this Agreement, or will become liable to pay, any penalty, fine, surcharge or interest charged by virtue of the provisions of the TMA 1970 or any other Taxation Statute.

6.5	The Company has not within the past 12 months been subject to any visit, audit, investigation, discovery or access order by any Taxation Authority and the Seller is not aware of any circumstances existing which make it likely that a visit, audit, investigation, discovery or access order will be made in the next 12 months

6.6	The amount of Taxation chargeable on the Company during any accounting period ending on or within the six years before Completion has not, to any material extent,

depended on any concession, agreements or other formal or informal arrangement with any Taxation Authority

6.7	All transactions in respect of which any clearance or consent was required from any Tax Authority have been entered into by the Company after such consent or clearance has been properly obtained, any application for such clearance or consent has been made on the basis of full and accurate disclosure of all relevant material facts and considerations, and all such transactions have been carried into effect only in accordance with the terms of the relevant clearance or consent.

6.8	The Company have duly submitted all claims, disclaimers and elections the making of which has been assumed for the purposes of the Accounts and none of such claims, disclaimers or elections are likely to be disputed or withdrawn

6.9	The Disclosure Letter contains full particulars of all matters relating to Taxation in respect of which the Company is or at Completion will be entitled to:
6.9.1	make any claim (including a supplementary claim), disclaimer or election for relief under any Taxation Statute or provision; and/or

6.9.2	appeal against any assessment or determination relating to Taxation; and/or

6.9.3	apply for a postponement of Taxation.
6.10	Neither the Company is or will become liable to make to any person (including any Taxation Authority) any payment in respect of any liability to Taxation of any other person where that other person fails to discharge liability to Taxation to which he is or may be primarily liable

7	CHARGEABLE GAINS
7.1	The book value shown or adopted for the purposes of the Accounts as the value of each of the assets of the Company on the disposal of which a chargeable gain or allowable loss could arise does not exceed the amount which on a disposal of such asset at the date of this Agreement would be deductible under section 38 of TCGA 1992

8	CAPITAL ALLOWANCES

8.1	No balancing charge under the CAA 2001 (or any other legislation relating to capital allowances) would be made on the Company on the disposal of any pool of assets (that is, all those assets whose expenditure would be taken into account in computing whether a balancing charge would arise on a disposal of any of those assets) or of any asset not in such a pool, on the assumption that the disposals are made for a consideration equal to the book value shown in or adopted for the purpose of the Accounts for the assets in the pool or (as the case may be) for the asset.

8.2	No event has occurred since the Accounts Date (otherwise than in the ordinary course of business) whereby any balancing charge may fall to be made against, or any disposal value may fall to be brought into account by, the Company under the CAA 2001 (or any other legislation relating to capital allowances)

9	DISTRIBUTIONS

9.1	No distribution or deemed distribution within the meaning of sections 209, 210 or 211 of ICTA 1988 has been made (or will be deemed to have been made) by the Company after 5 April 1965 except dividends shown in their audited accounts and the Company is not bound to make any such distribution.

9.2	No rents, interest, annual payments or other sums of an income nature paid or payable by the Company or which the Company is under an existing obligation to pay in the future are or may be wholly or partially disallowable as deductions, management expenses or charges in computing profits for the purposes of corporation tax.

9.3	Neither the Company nor any Subsidiary has within the period of seven years preceding Completion been engaged in, nor been a party to, any of the transactions set out in sections 213 to 218 (inclusive) of ICTA 1988, nor has it made or received a chargeable payment as defined in section 218(1) of ICTA 1988

10	LOAN RELATIONSHIPS

All interests, discounts and premiums payable by the Company in respect of its loan relationships (within the meaning of section 81 of the Finance Act 1996) are eligible to be brought into account by the Company as a debit for the purposes of Chapter II of Part IV of the Finance Act 1996 at the time and to the extent that such debits are recognised in the statutory accounts of the Company

11	CLOSE COMPANIES

11.1	The Company has not at any time during the last six years ending at the Accounts Date been a close company within the meaning of sections 414 and 415 of ICTA 1988

12	GROUP RELIEF

12.1	Except as provided in the Accounts, the Company is not and will not be obliged to make or be entitled to receive any payment for group relief as defined in section 402(6) of ICTA 1988 in respect of any period ending on or before the Accounts Date, or any payment for the surrender of the benefit of an amount of advance corporation tax or any repayment of such a payment

13	GROUPS OF COMPANIES

13.1	The Company has not has entered or agreed to enter into an election pursuant to section 171A or section 179A of TCGA 1992 or paragraph 66 of Schedule 29 to the Finance Act 2002.

13.2	The execution or completion of this Agreement or any other event since the Accounts Date will not result in any chargeable asset being deemed to have been disposed of and re-acquired by the Company for Taxation purposes pursuant to section 179 of TCGA 1992, paragraphs 58 or 60 of Schedule 29 to the Finance Act 2002 or as a result of any other Event (as defined in the Tax Covenant) since the Accounts Date.

13.3	The Company has not ever been party to any arrangements pursuant to section 36 of the Finance Act 1998 (group payment arrangements)

13.4	The Company has not been, and is not, required by Schedule 28AA of ICTA 1988 to compute its profits or losses as if an arm’s length provision had been made instead of any actual provision

14	INTANGIBLE ASSETS

For the purposes of this paragraph 9, references to intangible fixed assets mean intangible fixed assets and goodwill within the meaning of Schedule 29 to the Finance Act 2002 to which the provisions of that Schedule apply and references to an intangible fixed asset shall be construed accordingly.

14.1	No claims or elections have been made by the Company under Part 7 of, or paragraph 86 of Schedule 29 to, the Finance Act 2002 in respect of any intangible fixed asset of the Company

14.2	Since the Accounts Date:
14.2.1	the Company does not own an asset which has ceased to be a chargeable intangible asset in the circumstances described in paragraph 108 of Schedule 29 to the Finance Act 2002;

14.2.2	the Company has not realised or acquired an intangible fixed asset for the purposes of Schedule 29 to the Finance Act 2002; and

14.2.3	no circumstances have arisen which have required, or will require, a credit to be brought into account by the Company on a revaluation of an intangible fixed asset
15	COMPANY RESIDENCE AND OVERSEAS INTERESTS
15.1	The Company has within the past seven years been resident in the United Kingdom for corporation tax purposes and have not at any time in the past seven years been treated for the purposes of any double taxation arrangements having effect by virtue of section 249 of the Finance Act 1994, section 788 of ICTA 1988 or for any other tax purpose as resident in any other jurisdiction

15.2	The Company has not without the prior written consent of HM Treasury caused, permitted or entered into any of the transactions specified in section 765 of ICTA 1988 (migration of companies)

15.3	The Company does not hold shares in a company which is not resident in the United Kingdom and which would be a close company if it were resident in the United Kingdom in circumstances such that a chargeable gain accruing to the company not resident in the United Kingdom could be apportioned to the Company pursuant to section 13 of TCGA 1992

15.4	The Company is not holding and has not held in the past seven years any interest in a controlled foreign company within section 747 of ICTA 1988, and it does not have any material interest in an offshore fund as defined in section 759 of ICTA 1988

15.5	The Company does not have a permanent establishment outside the UK

16	ANTI-AVOIDANCE

16.1	All transactions or arrangements made by the Company or any Subsidiary have been made on fully arm’s length terms and there are no circumstances in which section 770A of, or Schedule 28AA to, ICTA 1988 or any other rule or provision could apply causing any Taxation Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Taxation purposes

16.2	Neither the Company nor any Subsidiary has at any time been a party to or otherwise involved in a transaction or series of transactions in relation to which advisers considered that there was a risk that the Company or relevant Subsidiary could be liable to taxation as a result of the principles in W.T Ramsey Limited v IRC (54 TC 101) or Furniss v Dawson (55 TC 324), as developed in subsequent cases

17	INHERITANCE TAX

17.1	The Company has not made any transfer of value within sections 94 and 202 of the IHTA 1984, nor has it received any value such that liability might arise under section 199 of the

IHTA 1984, nor has it been a party to associated operations in relation to a transfer of value as defined by section 268 of the IHTA 1984

17.2	There is no unsatisfied liability to inheritance tax attached to or attributable to the Sale Shares or any asset of the Company and the Company is not subject to any Inland Revenue charge as mentioned in section 237 and 238 of the IHTA 1984

17.3	No asset owned by the Company or any Subsidiary, nor the Sale Shares, are liable to be subject to any sale, mortgage or charge by virtue of section 212(1) of the IHTA 1984.

18	VAT

18.1	The Company is a taxable person and is duly registered for the purposes of VAT with quarterly prescribed accounting periods, such registration not being pursuant to paragraph 2 of Schedule 1 to the VATA 1994 or subject to any conditions imposed by or agreed with HM Revenue & Customs and the Company is not (nor are there any circumstances by virtue of which it may become) under a duty to make monthly payments on account under the Value Added Tax (Payments on Account) Order 1993.

18.2	The Company has complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT.

19	STAMP DUTY AND STAMP DUTY LAND TAX

19.1	Any document that may be necessary or desirable in proving the title of the Company to any asset which is owned by the Company at Completion or any document which the Company may wish to enforce or produce in evidence is duly stamped for stamp duty purposes.

19.2	Neither entering into this Agreement nor Completion will result in the withdrawal of any stamp duty or stamp duty land tax relief granted on or before Completion and which will affect the Company

19.3	The Disclosure Letter sets out full and accurate details of any chargeable interest (as defined under section 48, Finance Act 2003) acquired or held by the Company before

Completion in respect of which the Seller is aware or ought reasonably to be aware that an additional land transaction return will be required to be filed with a Taxation Authority and/or a payment of stamp duty land tax made on or after Completion
Part 3 – Other Warranties
20	INFORMATION

20.1	The particulars relating to the Company in this agreement are accurate and not misleading.

21	COMPLIANCE WITH LAWS

21.1	The Company has at all times conducted its business in accordance with its memorandum and articles of association and with all applicable laws and regulations.

22	LICENCES AND CONSENTS

22.1	The Company has all necessary licences, consents, permits and authorities necessary to carry on its business in the places and in the manner in which its business is now carried on, all of which are valid and subsisting.

23	INSURANCE

23.1	The insurance policies maintained by or on behalf of the Company provide full indemnity cover against all losses and liabilities including business interruption and other risks that are normally insured against by a person carrying on the same type of business as the Company.

23.2	There are no material outstanding claims under, or in respect of the validity of, any of those policies and so far as the Seller is aware, there are no circumstances likely to give rise to any claim under any of those policies.

23.3	All the insurance policies are in full force and effect, are not void or voidable, nothing has been done or not done which could make any of them void or voidable and Completion will not terminate, or entitle any insurer to terminate, any such policy.

24	POWER OF ATTORNEY

There are no powers of attorney in force given by the Company and no person, as agent or otherwise, is entitled or authorised to bind or commit the Company to any obligation not in the ordinary course of the Company’s business.

25	DISPUTES AND INVESTIGATIONS

25.1	Neither the Company nor any of their respective directors nor any person for whom the Company is vicariously liable:
(a)	is engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body, department, board or agency (except for debt collection in the normal course of business); or

(b)	is the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body.
25.2	No such proceedings, investigation or inquiry as are mentioned in paragraph 6.1 of this Part 1 of Schedule 1 have been threatened or are pending and there are no circumstances likely to give rise to any such proceedings.

26	TRANSACTIONS WITH THE SELLER

26.1	There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and the Seller or any person connected with the Seller.

26.2	Neither the Seller, nor any person Connected with the Seller, is entitled to a claim of any nature against the Company or has assigned to any person the benefit of a claim against the Company to which the Seller or a person Connected with the Seller would otherwise be entitled.

27	INSOLVENCY

27.1	The Company:
(a)	is not insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 or any other insolvency legislation applicable to the company concerned.
27.2	No step has been taken to initiate any process by or under which:

(a)	the ability of the creditors of the Company to take any action to enforce their debts is suspended, restricted or prevented; or

(b)	some or all of the creditors of the Company accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of the Company; or

(c)	a person is appointed to manage the affairs, business and assets of the Company, on behalf of the Company’s creditors; or

(d)	the holder of a charge over the Company’s assets is appointed to control the business and assets of the Company.
27.3	In relation to the Company:
(a)	no administrator has been appointed;

(b)	no documents have been filed with the court for the appointment of an administrator; and

(c)	no notice of intention to appoint an administrator has been given by the relevant company, its directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 to the Insolvency Act 1986).
27.4	No process has been initiated which could lead to the Company being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.

27.5	No distress, execution or other process has been levied on an asset of the Company.

28	DATA PROTECTION

The Company has fully complied with the requirements of all applicable legislation concerning rights in respect of privacy and personal data.

29	ACCOUNTS

29.1	The Accounts have been prepared in accordance with the Companies Acts and with accounting standards, policies, principles and practices generally accepted in the UK and in accordance with the law and give a true and fair view of the commitments, financial position and affairs of the Company as at the Accounts Date and of the profit and loss of the Company, for the financial year ended on that date.

29.2	The Accounts:
(a)	make proper and adequate provision or reserve for depreciation on fixed assets and for liabilities (including contingent liabilities) and Taxation (including deferred Taxation);

(b)	do not overstate the value of current or fixed assets; and

(c)	do not understate any liabilities (whether actual or contingent).
29.3	The Accounts are not affected by any unusual or non-recurring items or any other factor that would make the financial position and results shown by the Accounts unusual or misleading in any material respect.

29.4	The Accounts have been prepared on a basis consistent with the audited accounts of, the Company for the two prior accounting periods.

30	ACCOUNTING, FINANCIAL AND OTHER RECORDS

30.1	All accounting, financial and other records of the Company (including the statutory books of the Company):
(a)	have been properly prepared, filed and maintained;

(b)	constitute an accurate record of all matters required by law to appear in them;

(c)	do not contain any material inaccuracies or discrepancies;

(d)	are in the possession of the Company; and

(e)	comply with all applicable laws.
30.2	No notice has been received or allegation made that any of those records are incorrect or should be rectified.

31	CHANGES SINCE ACCOUNTS DATE

Since the Accounts Date:
(a)	the Company has conducted its business in the normal course and as a going concern;

(b)	the Company has not issued or agreed to issue any share or loan capital;

(c)	no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Company;

(d)	the Company has not borrowed or raised any money or taken any form of financial security and no capital expenditure has been incurred on any individual item by the Company in excess of £5,000 and the Company has not acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item by the Company in excess of £5,000; and

(e)	no shareholder resolutions of the Company have been passed other than as routine business at an annual general meeting;
32	EFFECT OF SALE OF SALE SHARES
Neither the acquisition of the Sale Shares by the Buyer nor compliance with the terms of this agreement will:
(a)	cause the Company to lose the benefit of any right or privilege it presently enjoys; or

(b)	relieve any person of any obligation to the Company (whether contractual or otherwise), or enable any person to determine any such obligation or any right or benefit enjoyed by the Company, or to exercise any right in respect of the Company.; or
so far as the Seller is aware, result in any officer receiving any payment or benefit.

SCHEDULE 4
Property Leases
Unit 4 Brunel Centre
1	Lease dated 30 June 1992 and made between (1) J. Sainsbury Trustees Limited and J Sainsbury Trustees (No.2) Limited, (2) TRM Copy Centres (U.K.) Limited and (3) TRM Copy Centers Corporation in relation to Unit 4 Brunel Centre Newton Road Crawley for a term of 25 years commencing on 22 December 1989
Unit 1A Meadowbrook Industrial Centre
2	Underlease dated 27 November 2003 and made between (1) J. P. Pumps Limitd, (2) TRM Copy Centres (UK) Limited and (3) TRM Corporation in relation to Unit 1A Meadowbrook Industrial Centre Maxwell Way Crawley, West Sussex for a term commencing on 27 November 2003 and ending on 25 September 2012
3	Lease dated 23 December 1996 and made between (1) Nortrust Nominees Limited, (2) Stork Pumps Limited and (3) Stock NV in relation to Unit 1A Mead Brooker Industrial Centre Maxwell Way Crawley West Sussex for a term ending on 29 September 2012
Unit 6 The Brunel Centre
4	Lease dated 30 September 2003 and made between (1) UKPH No.1 Limited and (2) TRM Copy Centres (UK) Limited in relation to Unit 6, The Brunel Centre, Newton Road Crawley, West Sussex for a term of 3 months commencing on 15 September 2003 and ending on 14 December 2003
Hemel Hemstead
5	Lease dated 2 June 1993 and made between (1) Pearl Assurance Limited Company and (2) TRM Copy Centres (UK) Limited in relation to Unit 3 Maxted Corner Eaton Road Hemel Hempstead Hertfordshire for a term of 25 years commencing on 2 June 1993

SCHEDULE 5
The Assumptions
The following statements are based on the 12 month period ending on 30 October 2005(subject to a variance of plus or minus 5% of the relevant figures represented below):
1.	At Completion the total number of photocopiers to be sold by the Company is not materially less than or greater than 2600 (comprising both Toshiba and Mita photocopiers)

2.	All the Assets comprise used Toshiba eStudio 12, 16 or 20 digital photocopiers and Mita photocopiers

3.	The average number of copies billed by the Company each calendar month for the Assets is in excess of three million and nine hundred thousand copies (3,900,000)

4.	The average amount billed by the Company for each copy is 6.2 pence including VAT

5.	The average commission paid by the Company to the retailer is not in excess of 15% of the amount billed per copy excluding VAT

6.	The average net revenue per calendar month for 2005 is a minimum of £204750 (net of VAT and net of Customer commission)

7.	The Buyer will assume responsibility for all maintenance costs relating to the Assets following Completion (except as provided in paragraph 10 below)

8.	The Buyer and the Seller will agree a cost formula for all paper supply (and including delivery) relating to the Assets for one month following Completion. Paper costs including supply and delivery shall not exceed £1.50 per ream (or per 500 sheets)

9.	The average remaining period relating to the customer contracts between the Company and its customers (the “Customer Contracts”) is not materially less than or greater than seventeen months

10.	All Customer Agreements will be maintained by the Company as agent for the Buyer for a period of thirty calendar days from Completion at no additional charge to the Buyer

11.	The Company will supply the Buyer with a final meter reading for each photocopier on Completion

SCHEDULE 6
Asset List

SCHEDULE 7
List of Site Locations

SCHEDULE 8
Conditions
1	The Aggregate Meter Readings having been obtained

2	The issue of a formal notification to all customers and staff of the Company

3	Execution of the ATM Transfer Agreement

SCHEDULE 9
The Equipment Leases

SIGNED BY	)
Duly authorised for and on behalf of	)
TRM Copy Centers (USA) Corporation	)	/s/ Kevin Waterhouse

Director

SIGNED BY	)
for and on behalf of	)
Digital 4 Convenience PLC	)	/s/ David Marchant

Director

Exhibit 99.1
For further information, contact:
Danial J. Tierney, Executive Vice President
Office: (503) 943-2679
Fax: (503) 251-5473 / E-mail: dantierney@trm.com
TRM Announces Sale of UK Photocopier Business
Portland, Oregon: May 19, 2006 – TRM Corporation (NASDAQ: TRMM) announced today that it has entered into a definitive agreement for the stock sale of TRM Copy Centres (UK) Limited, TRM’s wholly owned UK photocopier subsidiary, to Digital 4 Convenience PLC, a UK-based operator of retail photocopiers. The purchase price is based on the net sales average for the period November 2005 through April 2006. Based on preliminary April net sales, the estimated purchase price is 2.6 million pounds Sterling (US $4.9 million). The definitive sale agreement is subject to certain pre-closing conditions, including the transfer of certain assets not relating to the UK photocopier business, the confirmation of aggregate copier meter readings up to the closing date and formal notification to TRM UK staff. Closing is expected to occur within the coming 2 weeks.
TRM Copy Centres (UK) Limited includes approximately 2,500 photocopier units and represents approximately 10% of the TRM photocopier units in stores worldwide. The UK Copier business generated approximately $4.2 million of net sales in fiscal 2005.
“The sale of the UK photocopier business is part of our overall focus on improving shareholder value,” says Jeff Brotman, TRM President and Chief Executive Officer. “It will allow our UK operations to focus solely on growing the existing ATM business and related services.”
About TRM
TRM Corporation is a consumer services company that provides convenience ATM and photocopying services in high-traffic consumer environments. TRM’s ATM and photocopier customer base consists of over 31,200 retailers throughout the United States and over 41,700 units worldwide, including 6,100 units across the United Kingdom and over 4,300 units in Canada. TRM operates one of the largest multi-national ATM networks in the world, with over 18,300 locations deployed throughout the United States, Canada, Great Britain, Northern Ireland and Germany. For 25 years TRM’s outstanding reputation for service, combined with their track record for assuring high uptime levels have been the hallmarks of their success.
FORWARD LOOKING STATEMENTS
Statements made in this news release that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, such as consumer demand for our services; access to capital; maintaining satisfactory relationships with our banking partners; technological change; our ability to control costs and expenses; competition and our ability to successfully implement our planned growth. Additional information on these factors, which could affect our financial results, is included in our SEC filings. Finally, there may be other factors not mentioned above or included in our SEC filings that could cause actual results to differ materially from those contained in any forward-looking statement. Undue reliance should not be placed on any forward-looking statement, which reflects management’s analysis only as of the date of the statement. We assume no obligation to update any forward-looking statements as a result of new information, future events or developments, except as required by federal securities laws.
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